Exhibit 99.2

ASML

ASML Q2 sales as guided, gross margin tops guided range

Full-year sales impacted by timing of logic capacity ramp

ASML 2014 Second Quarter Results

Veldhoven, the Netherlands

July 16, 2014

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Forward looking statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected shipment of tools, productivity of our tools, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Agenda

Business summary

Business environment

Outlook

ASML technology status

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16 July 2014

Business summary

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Q2 results – highlights

Net sales of € 1,644 million, 31 litho systems sold, valued at € 1,243 million, net service and field option sales at € 401 million

Record average selling price of € 40 million per machine

Gross margin of 45.7%

Positively impacted by sector/product mix and better contribution from service and field options

Operating margin of 25.9%

Net bookings of € 1,048 million, 29 systems

Backlog at € 1,763 million, 46 systems

Net bookings and backlog numbers are excluding EUV

Numbers have been rounded for readers’ convenience

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Net system sales breakdown in value: Q2 2014

Total value is € 1,243 million

Technology

KrF 2% I line 1% ArF dry 1% EUV 5%

ArF Immersion 91%

Region

(ship to location)

China 4%

Korea 24%

Taiwan 13%

Japan 11%

USA 47%

Europe 1%

End-Use

Memory 48%

IDM 26%

Foundry 26%

Sales in Units

1 24 2 2 2

EUV ArF i ArFdry KrF I-Line

Numbers have been rounded for readers’ convenience

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Total net sales M€

Net Sales

6000 5000 4000 3000 2000 1000 0

3,768 955 934 930 949 2007

2,954 494 697 844 919 2008

1,596 581 555 277 183 2009

4,508 1,521 1,176 1,069 742 2010

5,651 1,211 1,459 1,529 1,452 2011

4,732 1,023 1,229 1,228 1,252 2012

5,245 1,848 1,318 1,187 892 2013

YTD 3,040 1,644 1,397 2014

Q1 Q2 Q3 Q4

Numbers have been rounded for readers’ convenience

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Total net sales M€ by End-use

Net Sales

6000 5000 4000 3000 2000 1000 0

3,768 417 487 570 2,294 2007

2,954 437 358 698 1,461 2008

1,596 421 315 233 627 2009

4,508 613 944 366 2,585 2010

5,651 767 1,856 844 2,184 2011

4,732 930 2,279 588 935 2012

5,245 1,252 2,064 440 1,489 2013

YTD 3,040 767 473 526 1,274 2014

Memory IDM Foundry Service & Options

Numbers have been rounded for readers’ convenience

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Consolidated statements of operations M€

Q2 13

Q3 13

Q4 13

Q1 14

Q2 14

Net sales

Gross profit

Gross margin %

Other income*

R&D costs

SG&A costs

Income from operations

Operating income %

Net income

Net income as a % of net sales

Earnings per share (basic) €

Earnings per share (diluted) €

Litho units sold

ASP new litho systems

Net booking value

1,187

500

42.1%

16

(200)

(68)

248

20.9%

245

20.7%

0.58

0.57

38

25.8

1,065

1,318

531

40.3%

17

(244)

(91)

212

16.1%

193

14.7%

0.44

0.43

34

31.5

1,415

1,848

806

43.6%

17

(253)

(90)

480

26.0%

481

26.0%

1.09

1.08

56

26.5

1,449

1,397

610

43.6%

20

(279)

(85)

266

19.0%

249

17.8%

0.57

0.56

40

28.6

1,070

1,644**

752

45.7%

20

(267)

(80)

425

25.9%

399

24.3%

0.91

0.90

31

45.2

1,048

Numbers have been rounded for readers’ convenience

Net booking value is excl. EUV

*

**

Customer Co-Investment Program (CCIP)

incl. € 8 million CCIP contribution this quarter

Cash flows M€

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	Q2 13	Q3 13	Q4 13	Q1 14	Q2 14
Net income	245	193	481	249	399
Adjustments to reconcile net income to net cash flows from operating activities:					
Depreciation and amortization	49	68	68	65	67
Allowance for obsolete inventory	34	48	52	42	45
Other non-cash items	20	8	12	(2)	28
Change in assets and liabilities:					
Accounts receivables (incl. Finance receivables)	199	(181)	(100)	(3)	(253)
Inventories	(101)	(244)	9	(204)	(123)
Accounts payable	(10)	207	(109)	118	(62)
Other assets and liabilities	46	8	108	(61)	97
Net cash provided by (used in) operating activities	**481**	**107**	**522**	**203**	**198**
Capex (Purchase of PPE and intangibles)	(51)	(55)	(78)	(75)	(74)
Other investing activities	(322)	96	(17)	80	(0)
Net cash provided by (used in) investing activities	**(372)**	**41**	**(95)**	**5**	**(74)**
Purchase of shares	(85)	(52)	(164)	(145)	(155)
Dividend paid	(216)	-	-	-	(268)
Other financing activities	6	377	10	4	9
Net cash provided by (used in) financing activities	**(295)**	**325**	**(153)**	**(141)**	**(414)**
Effect of changes in currency rates on cash	(2)	(4)	(4)	(0)	2
Net increase (decrease) in cash & cash equivalents	**(188)**	**469**	**270**	**67**	**(287)**
Free cash flow *	**431**	**52**	**444**	**128**	**125**

Numbers have been rounded for readers' convenience

* Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of PPE and intangibles)

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Balance sheets M€

Assets

Cash & cash equivalents and short-term investments

Net accounts receivable and finance receivables

Inventories, net

Other assets

Tax assets

Goodwill

Other intangible assets

Property, plant and equipment

Total assets

Liabilities and shareholders’ equity

Current liabilities

Non-current liabilities

Shareholders’ equity

Total liabilities and shareholders’ equity

Q2 13

2,351

883

2,372

584

266

2,208

759

1,127

10,550

2,490

1,538

6,522

10,550

Q3 13

2,724

1,070

2,492

674

253

2,134

723

1,163

11,233

2,758

1,854

6,621

11,233

Q4 13

3,011

1,175

2,393

635

296

2,089

697

1,218

11,514

2,869

1,723

6,922

11,514

Q1 14

2,998

1,177

2,548

684

340

2,093

688

1,231

11,758

2,958

1,744

7,057

11,758

Q2 14

2,711

1,429

2,616

727

329

2,116

686

1,275

11,889

3,065

1,743

7,081

11,889

Numbers have been rounded for readers’ convenience

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Bookings activity by sector

Total value M€ 1,048

Memory 55%

Foundry 43%

IDM 2%

Net booked

22 new tools at € 990 million

ASP € 45.0 million

7 used tools at € 58 million

EUV not included

Numbers have been rounded for readers’ convenience

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Backlog in value per June 29, 2014

Total value M€ 1,763

Technology

ArF dry 2%

KrF 6%

i-line 1%

ArF immersion 91%

End-use

Foundry 40%

Memory 36%

IDM 24%

Region

(ship to location)

USA 35%

Taiwan 12%

Korea 41%

Rest of Asia 6%

Europe 6%

66% of backlog carries shipment dates in the next 6 months

Units

Value M€

ASP M€

New

systems

35

1,695

48.4

Used

systems

11

68

6.2

Total

systems

46

1,763

38.3

EUV not included

Numbers have been rounded for readers’ convenience

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Capital return to shareholders

Of the € 1.0 billion 2013-2014 buy back program 61% has been executed, acquiring 9.5 million shares up until the end of Q2

Repurchased shares will be cancelled

ASML returned more than € 5 billion in dividend and share buy backs since 2006

Cumulative share buy back current program

Millions

€ 700 € 600 € 500 € 400 € 300 € 200 € 100 € 0

week 16 week 20 week 24 week 28 week 32 week 36 week 40 week 44 week 48 week 4 week 8 week 12 week 16 week 20 week 24

2013

2014

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Business environment

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Business environment

LOGIC

The ramp of the 20/16/14 nm nodes is set to continue, however as we discussed last quarter some customers continue to evaluate the timing of their litho deliveries to synchronize supply and demand, leading to an adjustment of the ASML Q4 shipment forecast

Expected total installed 20/16/14 nm to reach a capacity of approx. 300,000 wspm (wafer starts/month)

NAND

Bit growth forecast low 40s%

Demand being met through planar NAND shrink and capacity expansion

No Vertical NAND capacity being added in H2

DRAM

Bit growth forecast of 20 - 30%

Bits supplied by planned technology transitions meet bit demand forecast

Litho process intensity increases due to node transition and mobile DRAM process complexity

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Outlook

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Outlook

Q3 net sales around € 1.4 billion, including 2 EUV systems

Gross margin around 42%, including EUV

R&D costs of about € 260 million

SG&A costs of about € 80 million

Other income (Customer Co-Investment Program) of about € 20 million

Full-year 2014 net sales of around € 5.6 billion, due to:

Logic customers re-evaluating the timing of the capacity ramps for next nodes

3 EUV systems will now ship in 2015 due to customer requests for the latest upgrades

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ASML technology status

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EUV status and targets

Status:

We doubled wafer processing capability at the customer site over the last quarter to over 200 wafers/day, and we are confident that we can meet the 500 wafer per day target around the end of 2014

One NXE:3300B is recognized in revenue this quarter and we have now shipped a total of 6 NXE:3300B systems to logic and memory customers

3 NXE:3300B deliveries will shift into 2015 as some customers prefer the option to upgrade their systems to the NXE:3350B performance specifications

4th generation NXE system (NXE:3350B) integration ongoing

Targets:

In 2016 we will provide our customers with the productivity needed for volume production (typically up to 1,500 wafers/day)

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Progress on all areas to improve system productivity

Source Power

Higher conversion efficiency demonstrated

Advanced dose controller demonstrated

Drive laser power

Dose margin

Optical transmission

Overhead optimization

Resist sensitivity

Drive laser reliability

Droplet generator reliability

Collector protection

Automation

Conversion efficiency

Wafers per day

SOURCE POWER

SOURCE AVAILABILITY

SCANNER

System Availability

Full automation plasma control with good dose control demonstrated

In-situ cleaning of collector demonstrated

Scanner

Improved coatings for better transmission

Reduced overhead ongoing

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EUV towards production insertion

Multiple customers are qualifying EUV for insertion at the 10 nm logic node

NXE:3300B imaging and overlay performance is in line with requirements for 10nm node insertion

Defect reduction ~10x per year shown and full-size EUV pellicle prototype manufactured

EUV source: Improvements demonstrated in conversion efficiency, dose margin, automation and collector lifetime, driving power and availability

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Product highlights

TWINSCAN productivity continues to set new records:

An NXT:1950i system with a productivity enhancement package has processed more than 5,250 wafers in a single day

Another NXT:1960Bi system imaged more than 1.5 million wafers in a one year period

First TWINSCAN NXT:1960Bi system has been upgraded at a customer site, bringing it to full NXT:1970Ci system performance

We started shipping our next-generation integrated metrology system, YieldStar 250D to support 14nm logic and 2xnm memory metrology requirements

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